UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File No. 000-22161

Corgi International Limited

Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,
14 Science Museum Road, TST East, Kowloon,
Hong Kong, S.A.R., China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                      No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A.

Index to Exhibits

Exhibit	Description

99.1
Press release dated October 22, 2007: “Corgi International Limited Announces Annual Report for March 31, 2007 Includes "Going Concern" Qualification and Closing of Approximately $1.9 Million of Additional Equity and Announces $100,000 Investment by CEO Michael Cookson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: October 22, 2007	By: /s/ Jack Lawrence
Name: Jack Lawrence
Title: Chief Financial Officer, Chief Operating Officer and General Manager, U.S.